UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Hudson Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

444144109
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒                          Rule 13d-1(b)

☐                          Rule 13d-1(c)

☐                          Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 444144109

1		NAME OF REPORTING PERSONS Perritt Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 64,350
	6	SHARED VOTING POWER 1,619,900 (1)
	7	SOLE DISPOSITIVE POWER 64,350
	8	SHARED DISPOSITIVE POWER 1,619,900 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,250
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Represents shares beneficially owned by Perritt Funds, Inc. (see Item 2(a)).

CUSIP No. 444144109

1		NAME OF REPORTING PERSONS Perritt Funds, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,619,900
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,619,900
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,619,900
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

CUSIP No. 444144109

Item 1(a).	Name of Issuer:

Hudson Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Blue Hill Plaza, P.O. Box 1541, Pearl River, NY  10965

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are (i) Perritt Capital Management, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940; and (ii) Perritt Funds, Inc., an investment company registered under the Investment Company Act of 1940, on behalf of its series, the Perritt MicroCap Opportunities Fund, the Perritt Ultra MicroCap Fund and the Perritt Low Priced Stock Fund.  Attached as Exhibit 1 hereto, which is incorporated by reference herein, is an agreement between Perritt Capital Management, Inc. and Perritt Funds, Inc. that this Schedule 13G is filed on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

300 South Wacker Drive, Suite 2880, Chicago, IL  60606

Item 2(c).	Citizenship:

Perritt Capital Management, Inc. is an Illinois corporation.

Perritt Funds, Inc. is a Maryland corporation.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

444144109

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

☒	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

CUSIP No. 444144109

Item 4.	Ownership:

Perritt Capital Management, Inc.

(a)	Amount Beneficially Owned: 1,684,250

(b)	Percent of Class: 4.1%(1)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 64,350

(ii)	shared power to vote or to direct the vote: 1,619,900

(iii)	sole power to dispose or to direct the disposition of: 64,350

(iv)	shared power to dispose or to direct the disposition of: 1,619,900

Perritt Funds, Inc.

(a)	Amount Beneficially Owned: 1,619,900

(b)	Percent of Class: 3.9%(1)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 1,619,900

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 1,619,900
______________

(1)	The aggregate percentage of shares reported owned by each person named herein is based upon 34,042,964 shares outstanding as of October 31, 2016, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2016, plus 7,392,856 shares of Common Stock issued on December 14, 2016, pursuant to an underwriting agreement, as set forth in the Issuer’s Current Report on Form 8-K, filed with the SEC on December 14, 2016.

CUSIP No. 444144109

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

CUSIP No. 444144109

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

1.	Agreement to file Schedule 13G jointly (previously filed as Exhibit 1 to the reporting parties’ Schedule 13G filed February 13, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2017
PERRITT CAPITAL MANAGEMENT, INC.

By:        /s/ Lynn E. Burmeister
Lynn E. Burmeister
Chief Compliance Officer
    and Vice President

PERRITT FUNDS, INC.

By:        /s/ Lynn E. Burmeister
Lynn E. Burmeister
Chief Compliance Officer and Secretary